StandardAero, Inc.

6710 North Scottsdale Road, Suite 250

Scottsdale, Arizona 85253

May 20, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: StandardAero, Inc.

Registration Statement on Form S-1

Filed May 19, 2025

(File No. 333-287398)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-287398) (the “Registration Statement”) of StandardAero, Inc. We respectfully request that the Registration Statement become effective as of 5:00 p.m., Washington, D.C. time, on May 21, 2025, or as soon as practicable thereafter.

The Company requests that we be notified of such effectiveness by a telephone call to Jason Licht of Latham & Watkins LLP at (202) 637-2258 or, in his absence, Christopher Bezeg of Latham & Watkins LLP at (202) 637-1019 and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ Daniel Satterfield
Name: Daniel Satterfield
Title: Chief Financial Officer

cc:

Patrick H. Shannon, Latham & Watkins LLP

Jason M. Licht, Latham & Watkins LLP

Christopher M. Bezeg, Latham & Watkins LLP